UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                            Stratosphere Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   863106 308
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 25, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Nybor Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  783,320

         8        SHARED VOTING POWER
                      0

         9        SOLE DISPOSITIVE POWER
                  783,320

         10       SHARED DISPOSITIVE POWER
                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  783,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  38.6%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                         0

         8        SHARED VOTING POWER
                  783,320

         9        SOLE DISPOSITIVE POWER
                         0

         10       SHARED DISPOSITIVE POWER
                  783,320

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  783,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  38.6%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  1,035,280

         8        SHARED VOTING POWER
                       0

         9        SOLE DISPOSITIVE POWER
                  1,035,280

         10       SHARED DISPOSITIVE POWER
                       0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,035,280

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     51.00%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       0

         8        SHARED VOTING POWER
                  1,035,280

         9        SOLE DISPOSITIVE POWER
                       0

         10       SHARED DISPOSITIVE POWER
                  1,035,280

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,035,280

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  51.00%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                      0

         8        SHARED VOTING POWER
                  1,035,280

         9        SOLE DISPOSITIVE POWER
                       0

         10       SHARED DISPOSITIVE POWER
                  1,035,280

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,035,280

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    51.00%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                     0

         8        SHARED VOTING POWER
                  1,035,280

         9        SOLE DISPOSITIVE POWER
                      0

         10       SHARED DISPOSITIVE POWER
                  1,035,280

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,035,280

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  51.00%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 863106 308

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                          0

         8        SHARED VOTING POWER
                  1,818,600

         9        SOLE DISPOSITIVE POWER
                          0

         10       SHARED DISPOSITIVE POWER
                  1,818,600

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,818,600

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  89.6%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on October 26, 1998 by the Registrants, relating to the common stock, par value $0.01 per share ("Shares"), of Stratosphere Corporation, a Delaware corporation ("Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

         Item 2 is hereby amended and restated as follows:

         The persons  filing this  statement  are Nybor Limited  Partnership,  a
Delaware limited partnership ("High River"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), American Real Estate Holdings L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("American Property"), Beckton Corp., a Delaware corporation ("Beckton") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Starfire is the sole general partner of Nybor and is 100 percent owned by Carl C. Icahn. American Property is the general partner of both AREH and AREP and AREP is a limited partner of AREH owning 99% percent of the limited partnership interests therein. American Property is 100 percent owned by Beckton which is 100 percent owned by Carl C. Icahn.

         Nybor is primarily engaged in the business of holding and investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and Director of Starfire, and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars. AREP is a limited partnership primarily engaged in the business of acquiring and managing real estate investments. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns a 99% limited partnership interest. American Property is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning American Property, which is wholly-owned by Carl C. Icahn.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Starfire, American Property and Beckton is set forth in Schedule A attached hereto.

         Carl C. Icahn is the sole stockholder and director of each Starfire and Beckton. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Neither Nybor, Starfire, AREH, AREP, American Property, Beckton, Mr. Icahn nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4.            Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On April 25, 2000, Mr. Icahn, on behalf of himself and his affiliated entities, sent the Board of Directors of Issuer an offer to acquire the balance of Stratosphere not owned by Registrants, which offer is attached hereto as
Exhibit 2. The offer contemplates that the acquisition transaction would be a merger of an entity owned by Registrants into Issuer. If accepted, stockholders of Issuer, other than Registrants, would receive cash for their shares on the basis of an equity value for Issuer of $90 million, or approximately $ 44.35 per share. Registrants would own 100% of Issuer after the merger. There is no assurance that Mr. Icahn's offer will be accepted, or if accepted, whether a transaction will ultimately result.

         In connection with the proposed expansion of the Issuer's facility, Mr. Icahn is considering having one or more of his controlled entities make, subject to approval of the Board of Directors of Issuer, a bridge loan to Issuer to finance the construction until other financing can be arranged. The bridge loan, if made, would be on terms and conditions which would be intended to approximate financing that would be no less favorable to Issuer than could be obtained by Issuer from other sources. There is no assurance that any such financing by entities affiliated with Registrants will be consummated.

Item 5.            Interest in Securities of the Issuer

         Item 5 is hereby amended and restated as follows:

         (a) As of the close of business on April 25, 2000, Registrants may be deemed to beneficially own, in the aggregate, 1,818,600 Shares, representing approximately 89.6% of the Issuer's outstanding Shares (based upon the 2,030,000 Shares stated to be outstanding as of March 13, 2000 in Form 10K filed by Issuer with the Securities and Exchange Commission on March 24, 2000).

         (b) Nybor has sole voting power and sole dispositive power with regard to 783,320 Shares. Starfire has shared voting power and shared dispositive power with regard to 783,320 Shares. AREH has sole voting power and sole dispositive power with regard to 1,035,280. AREP has shared voting power and shared dispositive power with regard to 1,035,280 shares. American Property has shared voting power and shared dispositive power with regard to 1,035,280 shares. Beckton has shared voting power and shared dispositive power with regard to 1,035,280 shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 1,818,600 Shares.

         Starfire and Mr. Icahn, by virtue of their relationships to Nybor (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Nybor directly beneficially owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) See Item 6, which is incorporated herein by reference, for all transactions with respect to Shares effected from October 27, 1998 through April 25, 2000 by any of the Registrants.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following:

         On October 4, 1999, AREH repurchased 985,280 Shares from Nevar LLC pursuant to the Repurchase Agreement.

         On March 24, 2000, AREH acquired 50,000 Shares from Nybor for a price of $1,970,433.30, or $39.41 per share.

Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

2.       Letter of Carl C. Icahn, dated April 25, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2000


NYBOR LIMITED PARTNERSHIP

By:      STARFIRE HOLDING CORPORATION,
         General Partner

         By:      /s/ Carl C. Icahn
         Name: Carl C. Icahn
         Title: President

STARFIRE HOLDING CORPORATION


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President

American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
         Name: Carl C. Icahn
         Title: Director, Chairman of the Board

       [Signature Page of Amendment No. 1 to Schedule 13D with respect to
                           Stratosphere Corporation]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn

         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board

American Property Investors, Inc.


By:      /s/ Carl C. Icahn

         Name: Carl C. Icahn
         Title: Director, Chairman of the Board

Beckton Corp.


By:      /s/ Carl C. Icahn

         Name: Carl C. Icahn

         Title: Sole Director, Chairman of the Board





/s/ Carl C. Icahn

Carl C. Icahn

       [Signature Page of Amendment No. 1 to Schedule 13D with respect to
                           Stratosphere Corporation]

                                                                      SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


         Name, Business Address and Principal Occupation of Each Director of Starfire, American Property and Beckton.


         The following sets forth the name, position, and principal occupation of each executive officer of American Property, Beckton and Starfire. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.



Starfire Holding Corporation

         Name                       Position

         Carl C. Icahn              Director, President and Secretary


American Property Investors, Inc.

         Name                       Position                             Business Address

         Carl C. Icahn              Director, Chairman of the Board

         William A.                 Director                             American Real Estate Partners
         Leidesdorf                                                      100 South Bedford Road
                                                                         Mt. Kisco, NY 10549

         Jack G. Wasserman          Director                             Wasserman, Schneider & Babb
                                                                         111 Broadway
                                                                         19th Floor
                                                                         New York, NY 10006

         John P. Saldarelli         Vice President,                      American Real Estate Partners
                                    Secretary and                        100 South Bedford Road
                                    Treasurer                            Mt. Kisco, NY 10549






         H.J. Gerard                Vice President and                   American Real Estate Partners
                                    Controller                           100 South Bedford Road
                                                                         Mt. Kisco, NY 10549

         Martin Hirsch              Vice President and                   American Real Estate Partners
                                    Assistant Secretary                  100 South Bedford Road
                                                                         Mt. Kisco, NY 10549

         Gail Golden                Assistant Secretary

Beckton Corp.

         Name                       Position

         Carl C. Icahn              Director, Chairman
                                    of the Board, President and Secretary

         Robert J. Mitchell         Vice President and Treasurer




                                                                       EXHIBIT 1

                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Stratosphere Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of April, 2000.

NYBOR LIMITED PARTNERSHIP

By:      Starfire Holding Corporation,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: President

STARFIRE HOLDING CORPORATION


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President

American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: Director, Chairman of the Board

  [Joint Filing Agreement for Amendment No. 1 to Schedule 13D with respect to
                           Stratosphere Corporation]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board

American Property Investors, Inc.


By:      /s/ Carl C. Icahn
         -----------------
         Name: CARL C. ICAHN
         Title: Director, Chairman of the Board

Beckton Corp.


By:      /s/ Carl C. Icahn
         -----------------
         Name: CARL C. ICAHN
         Title: Sole Director, Chairman of the Board




/s/ Carl C. Icahn
Carl C. Icahn

  [Joint Filing Agreement for Amendment No. 1 to Schedule 13D with respect to
                           Stratosphere Corporation]

                                                                      EXHIBIT 2

                          [Letterhead of Carl C. Icahn]


                                                              April 25, 2000


Board of Directors
Stratosphere Corporation
2000 Las Vegas Boulevard So.
Las Vegas, Nevada    89104

Gentlemen:

         As you know, I am the owner of Nybor Limited Partnership, a limited partnership formed under the laws of the State of Delaware, and am the controlling person of American Real Estate Holdings LP ("AREH"), a limited partnership formed under the laws of the State of Delaware, which together own approximately 89.5% of the issued and outstanding stock of Stratosphere Corporation ("Stratosphere").

         By this letter, I am proposing that Stratosphere agree with Nybor and AREH to enter into a transaction pursuant to which a newly-formed Delaware Corporation, whose outstanding stock would be owned by Nybor and by AREH, would be merged with an into Stratosphere. As a result of the merger, AREH and Nybor would be the only two stockholders of the surviving corporation, which would be Stratosphere. The existing stockholders of Stratosphere would receive cash in respect of the Stratosphere shares which they now own, on a basis that would value 100% of Stratosphere at $90 million. I believe that you will find that a $90 million valuation of Stratosphere would be fair and equitable for all Stratosphere stockholders.

         As I envision the transaction, there would be a vote of stockholders of Stratosphere to approve the merger after the Board of Directors of Stratosphere recommends it to the stockholders. I am advised that stockholders of Stratosphere who wish to dissent from the transaction may do so under Section 262 of the General Corporation Law of the State of Delaware.

         Should the foregoing be acceptable to you please so indicate in the space provided below and return it to me. If the terms set forth in this letter meet with your approval, we should then instruct our respective attorneys to begin prepare the necessary documentation so that the transaction can move forward. This letter, even if executed by you shall not constitute a binding agreement between us, as it is intended merely as an expression of our intentions. No agreement shall exist between us regarding the proposed transaction prior to the execution of documents agreeable to each of us.

                                                              Very truly yours,

                                                               /s/ Carl C. Icahn
                                                                   Carl C. Icahn


Agreed and Accepted By:


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